Exhibit 11

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET INCOME PER COMMON SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2002	2003	2002
Net income available to
common shareholders	$(78,623)	$756,361	$(100,126)	$2,071,877

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	15,800	--	7,144	--

Weighted average common shares
outstanding (diluted)	3,743,389	3,727,589	3,734,733	3,727,589

Basic earnings per share	$(0.02)	$0.20	$(0.03)	$0.56

Diluted earnings per share	$(0.02)	$0.20	$(0.03)	$0.56